SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNOUNCEMENT TO THE MARKET

Disclosure on the Acquisition of Material Equity

São Paulo, June 24, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces that it has received the following notice from the shareholder Bank of America Corporation:

“Dear Sirs,

1 For the purposes of Article 12 of the Brazilian Securities Exchange (“CVM”) Ruling No. 358, of January 3, 2002, as amended (“Ruling No. 358”), the undersigned, Bank of America Corporation (“Bank of America”), hereby informs that, as of June 17, 2008, it has acquired through various subsidiaries, equity holdings that total 4,887,860 preferred shares representing 5.16% of the total preferred shares issued by Gol. Please note that of the 5.16% participation, the percentage of 0.33 is held as borrowed stock.

2 Bank of America further requests that Gol’s Investors Relations Officer disclose the following information to CVM through the Occasional Periodic Information System - IPE:

(i) Bank of America’s registered office is located at: 100 North Tryon Street, Charlotte, NC 28255 USA;

(ii) The purpose of the above mentioned equity holdings is strictly investment and not to seeks a change of control or a change in the management structure of Gol;

(iii) Bank of America has acquired 4,887,860 preferred shares, in the capacity of Parent Company;

(iv) No debenture convertible into shares issued by Gol is held by Bank of America; and

(v) No agreement or contract regulating the exercise of the voting right or the purchase and sale of securities issued by Gol was executed by Bank of America”

Anna Cecília Bettencourt Cochrane
Diretora Financeira e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.